Exhibit 4.2

THE SECURITY REPRESENTED BY THIS NOTE WAS ORIGINALLY ISSUED AS OF July 2, 2026, HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER.

promissory note

Original Principal Amount: $1,800,000.00	July 2, 2026

FOR VALUE RECEIVED, the undersigned, Banzai International, Inc., a Delaware corporation (“Maker”), hereby promises to pay to ConnectAndSell, Inc., a Delaware corporation (together with its successors and registered assigns, “Payee”), the principal amount of One Million Eight Hundred Thousand and 00/100 Dollars ($1,800,000.00) (the “Original Principal Amount” and the principal amount of this Note, the “Loan”), together with all accrued interest thereon as provided in this Promissory Note (this “Note”), and all other amounts due and payable under this Note in accordance with its terms.

This Note has been executed and delivered by Maker pursuant to Section 8.3(f) of that certain Asset Purchase Agreement, dated as of July 2, 2026 (as amended in accordance with its terms and in effect from time to time, the “Purchase Agreement”), by and between Maker and Payee. Pursuant to the Purchase Agreement, Maker is required to pay to Payee the deferred portion of the Closing Consideration described in Section 3.1(b)(iii) of the Purchase Agreement, and the Original Principal Amount is equal to such deferred portion of the Closing Consideration. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Purchase Agreement.

1. Definitions.

For purposes of this Note, the following capitalized terms shall have the respective meanings assigned to them below:

“Applicable Rate” means 8.0% per annum.

“Change of Control” means (a) any Person or group of Persons within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended, becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the outstanding equity interests of Maker; or (b) the sale of all or substantially all of the consolidated assets of Maker and its subsidiaries, on a consolidated basis; provided, however, that “Change of Control” shall not include (x) any issuance or sale of equity interests of Maker in connection with any equity financing, capital markets transaction or strategic minority investment in which no Person or group of Persons acquires beneficial ownership of more than fifty percent (50%) of the outstanding equity interests of Maker, (y) any internal reorganization or restructuring among Maker and its Affiliates, or (z) any transaction approved by the board of directors of Maker in which the holders of the outstanding equity interests of Maker immediately prior to such transaction continue to hold at least fifty percent (50%) of the outstanding equity interests of the surviving or resulting entity immediately following such transaction.

“Default” means any of the events specified in Section 5 which constitutes an Event of Default or which, upon the giving of notice, the lapse of time, or both pursuant to Section 5 would, unless cured or waived, become an Event of Default.

“Default Rate” means 10.0% per annum, compounded daily.

“Event of Default” has the meaning set forth in Section 5.

“Loan” has the meaning set forth in the introductory paragraph.

“Maker” has the meaning set forth in the introductory paragraph.

“Maturity Date” means the date that is twelve (12) months following the Closing Date.

“Note” has the meaning set forth in the introductory paragraph.

“Organizational Documents” means, for any Person, (a) the certificate or articles of incorporation or certificate of formation and bylaws of such Person if such Person is a corporation, (b) the certificate or articles of organization or formation and regulations, operating agreement or limited liability company agreement (or other similar governing document) of such Person if such Person is a limited liability company, (c) the certificate of limited partnership or certificate of formation and the limited partnership agreement of such Person if such Person is a limited partnership, or (d) the documents under which such Person was created and is governed if such person is not a corporation, limited liability company or limited partnership.

“Payee” has the meaning set forth in the introductory paragraph.

“Purchase Agreement” has the meaning set forth in the second introductory paragraph.

2. Interest and Fees.

(a) Interest Rate. Except as otherwise provided herein, the outstanding principal amount of the Loan shall bear interest at the Applicable Rate from the Closing Date until the Loan is paid in full, whether paid quarterly, upon acceleration, by prepayment or otherwise.

(b) Default Interest. Upon the occurrence and during the continuance of an Event of Default, the outstanding principal amount of the Loan and all other obligations hereunder shall bear interest at the Default Rate (without duplication, however, of interest that may accrue pursuant to Section 2(a) above) until such Event of Default is cured by Maker or is waived in writing by Payee.

(c) Computation. All computations of interest hereunder shall be made on the basis of a 365-day year and the actual number of days elapsed. Interest shall begin to accrue on the Loan on the Closing Date, and shall not accrue on any principal that is repaid for the day on which it is repaid.

(d) Interest Rate Limitation. If at any time the interest rate payable on the Loan shall exceed the maximum rate of interest permitted under applicable Law, such interest rate shall be reduced automatically to the maximum rate permitted.

3. Payment.

(a) Four Payments. Payment of the Principal and the accrued interest shall be due and payable in four (4) equal quarterly payments of principal and interest in the amounts specified on Annex I on the dates specified in Annex I (each a “Payment Date”). Each payment on each Payment Date shall be made in cash unless the Maker and Payee mutually agree that such payment shall be made in Shares. Notwithstanding anything herein to the contrary, the Company shall not issue any Shares pursuant to this Note to the extent that, after giving effect to such issuance, the aggregate number of shares of Common Stock issued pursuant to this Note and any other transactions required to be aggregated therewith under Nasdaq Listing Rule 5635 would exceed 19.99% of the Company's outstanding Common Stock immediately prior to the initial issuance under such transactions (the "Exchange Cap"), unless stockholder approval has been obtained in accordance with Nasdaq Listing Rule 5635.

(b) Optional Prepayments. Maker may prepay the outstanding amount of this Note in whole or in part, without premium or penalty, at any time, in cash unless the Maker and Payee mutually agree that such payment shall be made in Shares.

(c) Prepayment upon Change of Control. In the event of a Change of Control, Payee may, at its option, require Maker to prepay the entire unpaid principal amount, all unpaid accrued interest and all other amounts payable under this Note by delivering written notice to Maker not later than fifteen (15) Business Days following receipt of written notice from Maker of such Change of Control. Maker shall provide Payee with written notice of any

Change of Control not less than fifteen (15) Business Days prior to the anticipated consummation thereof (or, if prior notice is not practicable, promptly following such consummation). Any prepayment required pursuant to this Section 3(c) shall be made within fifteen (15) Business Days following Maker’s receipt of Payee’s election notice in cash. No premium or penalty shall be payable in connection with any prepayment made pursuant to this Section 3(c).

(d) Extension. Whenever any payment hereunder shall be stated to be due, or whenever any interest payment date or any other date specified hereunder would otherwise occur, on a day other than a Business Day, then, except as otherwise provided herein, such payment shall be made, and such interest payment date or other date shall occur, on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest hereunder.

(e) Application of Payment. All payments under this Note shall be applied (i) first, to any fees, costs, expenses and other amounts (other than principal and interest) due Payee; (ii) second, to accrued but unpaid interest; and (iii) third, to the payment of the principal amount outstanding under this Note.

(f) Rescission of Payments. If at any time any payment made by Maker under this Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of Maker or otherwise, Maker’s obligation to make such payment shall be reinstated as though such payment had not been made.

(g) Calculation of Shares. Any Shares issued in payment of amounts due hereunder shall be valued based on the VWAP of such Shares for the five (5) trading days immediately preceding the applicable payment date.

4. Representations and Warranties. Maker hereby represents and warrants to Payee on the date hereof as follows:

(a) Power and Authority. Maker has the power and authority, and the legal right, to execute and deliver this Note and to perform its obligations hereunder.

(b) Authorization; Execution and Delivery. The execution and delivery of this Note by Maker and the performance of its obligations hereunder have been duly authorized by all necessary corporate action in accordance with all applicable Laws. Maker has duly executed and delivered this Note.

(c) No Approvals. Except for such consents obtained by Maker on or before the date hereof, no consent or authorization of, filing with, notice to or other act by, or in respect of, any Governmental Authority or any other Person is required in order for Maker to execute, deliver or perform any of its obligations under this Note.

(d) No Violations. The execution and delivery of this Note and the consummation by Maker of the transactions contemplated hereby do not and will not (i) violate any provision of Maker’s Organizational Documents; (ii) violate any Law applicable to Maker or by which any of its properties or assets may be bound; or (iii) constitute a default under any material agreement or contract by which Maker or its properties may be bound.

(e) Enforceability. This Note is a valid, legal and binding obligation of Maker, enforceable against Maker in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

5. Events of Default. The occurrence of any one or more of the following events or conditions shall constitute an event of default (each, an “Event of Default”):

(a) Failure to Pay. Maker shall fail to pay when due any amount of principal of, or interest on, this Note, and such failure shall continue for a period of ten (10) Business Days following Maker’s receipt of written notice of such failure from Payee to Maker.

(b) Bankruptcy.

(i) Maker commences any case, proceeding or other action (A) under any existing or future Law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or Maker makes a general assignment for the benefit of its creditors;

(ii) There is commenced against Maker any case, proceeding or other action of a nature referred to in Section 5(b)(i) which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of sixty (60) days;

(iii) There is commenced against Maker any case, proceeding or other action seeking issuance of a warrant of attachment, execution or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof;

(iv) Maker takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in Section 5(b)(i), Section 5(b)(ii) or Section 5(b)(iii); or

(v) A final, non-appealable judgment is entered against Maker by a court of competent jurisdiction for the payment of money in excess of $500,000 (individually or in the aggregate) and such judgment remains unsatisfied and in effect for a period of sixty (60) days after the date thereof without a stay of execution.

(c) Dissolution. Maker shall (i) liquidate, wind up or dissolve (or suffer any liquidation, wind-up or dissolution), or (ii) permanently cease the conduct of substantially all of its business operations, or (iii) take any corporate action to authorize any of the actions or events set forth above in this Section 5(c); provided, however, that none of the following shall constitute an event described in clause (ii): any restructuring, reorganization, operational pivot, product line change, discontinuation or temporary suspension of any discrete business segment or product line, or any other operational adjustment undertaken in the ordinary course of business or in connection with a bona fide business strategy, so long as Maker continues to conduct business operations that are material in relation to its business taken as a whole.

(d) Covenants. Maker breaches in any material respect any covenant set forth in this Note and such breach is not cured within a period of thirty (30) days following receipt of written notice of such breach from Payee.

(e) Representations. Any representation or warranty made by Maker in this Note shall be untrue in any material respect when made.

6. Remedies. If any Event of Default occurs and is continuing, then Payee may take any or all of the following actions:

(a) declare the unpaid principal amount of this Note, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder to be immediately due and payable, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by Maker; and

(b) exercise any and all rights and remedies available to Payee under this Note or applicable Law; provided, that, for the avoidance of doubt, acceleration of amounts due hereunder upon the occurrence of any Event of Default, including any Event of Default described in Section 5(b), shall require an affirmative election by Payee in accordance with this Section 6.

7. Covenants.

(a) Maker shall maintain its corporate existence and good standing under the laws of its jurisdiction of organization; provided, however, that Maker may merge or consolidate with any other Person, or sell all or substantially all of its assets, so long as (i) the surviving or acquiring entity assumes all of Maker’s obligations under this Note in writing and (ii) no Event of Default has occurred and is continuing or would result therefrom (after giving effect to any applicable cure periods).

(b) Maker shall maintain proper books of account and records relating to its business and financial condition in accordance with GAAP applied on a consistent basis. Payee or its Representatives may, upon not less than ten (10) Business Days’ prior written notice and during normal business hours, examine and inspect such books and records solely to the extent reasonably necessary to verify Maker’s compliance with its payment obligations under this Note; provided, that (i) such examination and inspection rights shall be limited to no more than two (2) times during any twelve (12)-month period, unless an Event of Default has occurred and is continuing, (ii) Payee and its Representatives shall maintain the confidentiality of all information obtained in connection with any such examination or inspection in accordance with Section 8.1 of the Purchase Agreement, mutatis mutandis, and (iii) Payee shall not be entitled to access any competitively sensitive information of Maker, including strategic plans, proprietary technology, trade secrets or forward-looking business information, except to the extent such information is directly relevant to Maker’s ability to satisfy its payment obligations hereunder.

8. No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of Payee, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by applicable Law.

9. Setoff and Recoupment. The obligations of Maker under this Note shall not be subject to any right of setoff or recoupment.

10. Miscellaneous.

(a) Timing. All dates and times specified in this Note are of the essence and shall be strictly enforced.

(b) Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be delivered in accordance with the notice provisions set forth in Section 13.4 of the Purchase Agreement, which are hereby incorporated herein by reference, mutatis mutandis.

(c) Amendment. No amendment of any provision of this Note shall be valid unless the same shall be in writing and signed by Maker and Payee.

(d) Governing Law; Venue.

(i) This Note shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

(ii) Each party to this Note (i) hereby agrees that any litigation, Proceeding or other legal action brought in connection with or relating to this Note or any matters contemplated hereby or thereby shall be brought exclusively in the courts of the State of Delaware, or, if that court does not have jurisdiction, the United States District Court for the District of Delaware; (ii) irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or Proceeding; (iii) hereby agrees that service of process, summons, notice or other document by mail to such party’s address set forth in Section 10(b) shall be effective service of process for any suit, action or other Proceeding brought in any such court; and (iv) hereby waives to the fullest extent permitted by Law any objection that it may now or hereafter have to the venue of any such litigation, Proceeding or action in any such court or that any such litigation, Proceeding or action was brought in an inconvenient forum.

(e) Waiver of Jury Trial. Each party to this Note acknowledges and agrees that any controversy which may arise under this Note is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any and all rights such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or related to this Note. Each party certifies and acknowledges that it: (a) understands and has considered the implications of this waiver; (b) makes this waiver voluntarily; (c) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; and (d) has been induced to enter into this Note by, among other things, the mutual waiver in this Section 10(e).

(f) Certain Damages. Notwithstanding anything to the contrary contained in this Note, no party shall be liable under this Note for any punitive, special, incidental or indirect Damages (including loss of revenue, diminution in value, and any damages based on any type of multiple).

(g) Headings. The section headings contained in this Note are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Note.

(h) Severability. If any term or provision of this Note is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Note or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Note so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(i) Successors and Assigns. This Note shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Maker may not assign or transfer this Note or any of its rights or obligations hereunder without the prior written consent of Payee; provided, however, that Maker may assign this Note without Payee’s consent to any successor entity in connection with a merger, consolidation or reorganization, so long as such assignee assumes all of Maker’s obligations hereunder in writing and Maker remains responsible for any breach by such assignee. Notwithstanding the foregoing, Payee shall not assign or transfer this Note to any direct competitor of Maker or to any purchaser of distressed debt without the prior written consent of Maker. Any purported assignment in violation of this Section 11(i) shall be null and void.

(j) Counterparts. This Note may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Note delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Note.

(k) Entire Agreement. This Note, together with the Purchase Agreement and the other documents and instruments referred to herein and therein, constitutes the entire agreement between Maker and Payee with respect to the subject matter hereof and supersedes all prior negotiations, agreements, understandings and arrangements, both oral and written, between Maker and Payee with respect to such subject matter.

[signatures to follow]

IN WITNESS WHEREOF, Maker has executed this Promissory Note as of the date first written above.

BANZAI INTERNATIONAL, INC.,
a Delaware corporation

By:	/s/
Name:	Joseph P. Davy
Title:	Chief Executive Officer

[SIGNATURE PAGE TO PROMISSORY NOTE]

ANNEX I

	Beginning Balance	Payment Date	Scheduled Payment	Principal	Interest	Ending Balance
1	$1,800,000.00	October 1, 2026	$472,722.75	436,722.75	36,000.00	1,363,277.25
2	$1,363,277.25	January 1, 2027	$472,722.75	445,457.21	27,265.54	917,820.04
3	$917,820.04	April 1, 2027	$472,722.75	454,366.35	18,356.40	463,453.68
4	$463,453.68	July 1, 2027	$472,722.75	463,453.68	9,269.07	0.00